M.N. Business Strategy Ltd.

July 8, 2026

STRICTLY PRIVATE AND CONFIDENTIAL

To:

The Board of Directors of InMode Ltd.

via email to the Chairman of the Board: Dr. Shlomo Nass

Re: Proposal to acquire InMode Ltd.

Ladies and Gentlemen:

Reference is made to our letter, dated June 15, 2026 (the “June 15th Letter”), pursuant to which we presented our offer to acquire all of the issued and outstanding ordinary shares of InMode Ltd. (the “Company”) not already owned by M.N. Business Strategy Ltd. (“we” or “us”) and our affiliates for $16.20 per share in cash (the “Proposal”).

We hereby notify you that, in order to allow the Company (via the special committee or otherwise) sufficient time to evaluate the Proposal, we hereby agree to extend the expiration date of the Proposal by an additional two months, and all other terms of the Proposal shall remain as set forth in the June 15th Letter. Accordingly, the Proposal shall remain open for acceptance until September 15, 2026, after which time it shall automatically expire, unless extended in writing by us.

If you have any questions or require further clarification with respect to this letter or the Proposal, please feel free to contact Meir Shamir at +972-54-4316841 or meir@msgroup.co.il and/or our legal advisor, Chaim Friedland, Adv., at +972-3-710-9518 or friedland@gornitzky.com.

We look forward to hearing from you and completing the transaction in a timely manner.

Very truly yours,

M.N. BUSINESS STRATEGY, LTD By: /s/ Meir Shamir Name: Meir Shamir Title: Authorized Person